Orbis
Grupa Hotelowa

Warsaw, 2007-02-12

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

07021533

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Wysokość kapitału zakładowego:
92.154.016 zł (wpłacony w całości)

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report No. 4/2007.
Best regards

Krzysztof Gerula

Vice-President

Llw 3/6

Current report no. 4/2007

"Orbis" S.A., 16 Bracka street, 00-028 Warsaw, registered in the District Court for the Capital City of Warsaw, XII Commercial Division, National Court Register [KRS] Register of Business Operators 0000022622, share capital: 92,154,016 (paid up in full), tax identification number NIP 526-025-04-69, hereby informs that since the District Court for the Capital of Warsaw in Warsaw, XIII Commercial Division of the National Court Register has not registered the increase of the share capital of Orbis Transport sp. z o.o., disclosed by "Orbis" S.A. in the current report no. 23/2006 concerning the purchase of assets of significant value, Orbis Transport sp. z o.o. has proceeded to repeat the procedure for increasing the share capital by the amount of PLN 14,078,300 referred to in the aforementioned report (i.e. to validate corporate procedures aimed at an effective increase of the capital and registration of such a change in the National Court Register), and "Orbis" S.A. has maintained its intention to increase the share capital of that company. On February 7, 2007, the Extraordinary Shareholders' Meeting of Orbis Transport sp. z o.o. repealed Resolution no. 3 of the Extraordinary Shareholders' Meeting of Orbis Transport sp. z o.o. dated October 27, 2006 concerning the increase of the share capital, and adopted Resolution no. 5 with the following wording: "Pursuant to Article 255 § 1 and 3, Article 257 § 1 and 2 as well as Article 258 of the Commercial Companies and Partnerships' Code, and § 8 section 1 and 4 as well as § 38 point 9 and 11 of the Company's Articles of Association, the Extraordinary Shareholders' Meeting hereby resolves as follows:

1. The share capital of the Company is hereby increased from the amount of PLN 14,429,300.00 (fourteen million four hundred twenty nine thousand three hundred Polish zloty) by the amount of PLN 14,078,300.00 (fourteen million seventy eight thousand three hundred Polish zloty) up to the amount of PLN 28,507,600.00 (twenty eight million five hundred seven thousand six hundred Polish zloty) by creating 140,783 shares of PLN 100.00 (one hundred Polish zloty) each.
2. The increased share capital shall be paid up by cash.
3. The shares created as a result of the increase of the Company's share capital shall be allocated, in the first phase, for acquisition exclusively by existing shareholders in such a manner that each share shall entitle to acquire one share in the increased share capital.
4. The remaining shares created as a result of the increase of the Company's share capital, which were not acquired in the first phase, shall be allocated for acquisition in the second phase by the shareholders who acquired shares in the first phase pursuant to point 3 and subscribed for shares to be acquired in execution of subscription rights in the second, or in the second and third phase. The shares shall be allocated for acquisition by the shareholders in proportion to their present holdings.
5. In the third phase, the Management Board of the Company may offer the remaining shares in the Company's increased share capital which were not acquired in the first and second phase to freely selected entities.
6. The shareholders shall make payments towards the share capital and submit declarations on acquisition of shares, drawn up in the form of a notary's deed, in the first phase of share acquisition, within one month as of the date of the invitation to acquire the shares.

The remaining shares in the increased share capital, acquired in the second and third phase, shall be paid for and the declaration on share acquisition, drawn up in the form of a notary's deed, shall be submitted within 7 days as of the date of receipt of the offer to acquire the shares.

The Resolution comes into force on the date of adoption.".

In connection with the above Resolution no. 5 dated February 7, 2007 of the Extraordinary Shareholders' Meeting of Orbis Transport and following receipt of the invitation from Orbis

Transport sp. z o.o. to exercise the right of preemption to acquire 138,383 new shares having a nominal value of one hundred Polish zloty each, on February 8, 2007 "Orbis" S.A. submitted a declaration, drawn up in the form of a notary's deed, stating that in performance of the above resolution on the increase of the share capital, it acquires 138,383 (one hundred thirty eight thousand three hundred eighty three) new shares with a nominal value of PLN 100.00 (one hundred Polish zloty) each, i.e. with a total nominal value of PLN 13,838,300.00 (thirteen million eight hundred thirty eight thousand three hundred Polish zloty), in the increased share capital of the Company „ORBIS TRANSPORT" Sp. z o.o. with its registered address in Warsaw.

Considering that these assets are assets of significant value within the meaning of § 2 section 5 of the Regulation of the Minister of Finance dated October 19, 2005 on current and periodic information to be published by issuers of securities in connection with § 2 section 1 point 48 of the said Regulation, "Orbis" S.A. informs also that it purchases these shares as financial assets that would constitute a long-term investment of "Orbis" S.A. funds, for the price of PLN 13,838,300 to be paid with its own means. The purchase price of these assets corresponds to their value recognized in the accounting books of "Orbis" S.A. Orbis Transport Spółka z o.o. is a subsidiary of "Orbis" S.A. The hitherto share capital of ORBIS Transport Sp. z o.o. amounts to PLN 14,429,300 and is divided into 140,783 equal and indivisible shares with a nominal value of PLN 100 each. "Orbis" S.A. holds 98.295% of the above-mentioned share capital of ORBIS Transport Sp. z o.o., i.e. 138,383 shares with a total value of PLN 13,838,300. One member of "Orbis" S.A. managing body is a shareholder of ORBIS Transport Sp. z o.o., no member of "Orbis" S.A. supervisory body is a shareholder of ORBIS Transport Sp. z o.o. Pursuant to the Articles of Association of ORBIS Transport Sp. z o.o., each share carries one vote at the Shareholders' Meeting. However, when voting on matters referred to in § 36 section 2 of the Company's Articles of Association [i.e. 1) amendment to the Articles of Association of the Company, including change in its business, 2) merger of companies, 3) winding-up of the Company, 4) sale of the Company's business, 5) ceasing to use Orbis trade marks], as well as when voting on transformation of the Company, the shares held by "Orbis" S.A. carry two votes each.

END